2005 Market Street

Suite 2600

Philadelphia, PA 19103

215.564.8000

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Soo Im-Tang

Re:        Mutual Fund & Variable Insurance Trust (“Registrant”)
File Nos. 033-11905; 811-05010

Dear Ms. Im-Tang:

On behalf of the Registrant, below are responses to the comments you provided to us virtually on December 22, 2025, with regard to Post-Effective Amendment No. 231 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 232 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-25-006853), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2025 (the “485(a) Amendment”), relating to the Rational Premium Income Fund (formerly, Rational Tactical Return Fund) (the “Fund”), a series of the Registrant.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the 485(a) Amendment.

Pennsylvania | New Jersey | Delaware | DC | New York | Illinois | California

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

December 29, 2025

General

1.	Comment: The Staff notes that the Fund’s name changed from Rational Tactical Return Fund to the Rational Premium Income Fund. Please confirm when this name change occurred and whether there were any filings that documented this change.

Response: The Registrant confirms that on November 25, 2025, a supplement was filed pursuant to Rule 497 under the 1940 Act (Accession No. 0001580642-25-007418) announcing the change in the Fund’s name and investment strategy to take effect December 31, 2025.

Statement of Additional Information

2.	Comment: In the section ADDITIONAL INFORMATION ABOUT INVESTMENTS AND RISKS, the first paragraph reads: “[t]he Prospectus discusses the principal investment strategies of the Fund and the underlying funds, if any. Below you will find more detail about the types of investments and investment practices permitted by the Fund, including the underlying funds, if any, including those which are not part of the Fund’s and/or any underlying fund’s principal investment strategy.” Please delete “if any” and clearly state whether the Fund has underlying funds.

Response: Although the Fund does not seek to invest in underlying funds as part of its principal strategy, it has included disclosure in the Registration Statement to preserve the flexibility to do so should an opportunity present itself in the future. As a result, the Registrant respectfully declines to remove references calling attention to the potential to invest in underlying funds.

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or to Michael P. O’Hare at 215-564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks